

June 18, 2015

Via E-mail
Mr. Christopher Daniels
Chief Executive Officer
EFH Group, Inc.
77 Water Street, 7<sup>th</sup> Floor
New York, NY  10005

**Re:    EFH Group, Inc.**
　　　**Form 10-K for the Fiscal Year Ended December 31, 2014**
　　　**Filed April 15, 2015**
　　　**File No. 000-55175**

Dear Mr. Daniels:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your Form 10-K for the fiscal year ended December 31, 2014 and providing the requested information.  If you do not believe that a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.  Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your document and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Capital and Source of Liquidity, page 11

1. Please revise your disclosure to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. If a material deficiency is identified, indicate the course of action that you have taken or proposes to take to remedy the deficiency. Also identify and separately describe internal and external sources of liquidity, and briefly discuss any material unused sources of liquid assets. Refer to Item 303(a)(1) of Regulation S-K.

Financial Statements
Notes to Consolidated Financial Statements

Note 1 Nature of Operation, page  20

2.  Please revise the financial statements to include the spun-off assets and liabilities, results of operations and cash flows for the year ended December 31, 2013 and for the period from January 1, 2014 through the date of the spin-off.  Consider, as applicable, the requirements for presentation as discontinued operations in your revised financial statements.

Note 6 – Intangible Assets, page 23

3.  Please address the following regarding your acquisition of various trademarks and license rights, rights to computer programming code, and other intellectual property from EFH Wyoming:
    *   Provide us separate analyses under ASC 805-10-55-4 and under rule 11-01(d) of Regulation S-X to support why this set of assets did not meet the definition of a business.
    *   Revise to identify and quantify each significant asset acquired and to disclose the useful life of each asset acquired.
    *   Tell us why you do not amortize the assets acquired.
    *   Revise to provide all disclosures required by ASC 820-10-50, as applicable, for each asset class acquired.
    *   Revise to describe the nature and extent of the restrictions on the common and Class B shares issued

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Senior Staff Accountant Keira Nakada at (202) 551-3659 if you have questions regarding the comments.  In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant